AAT
7-1-03 SECURITIES AND EXCHANGE COMMISSION CM



03051129

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED JUN 26 2003 WASH, D.C. PROCESSING 188

SEC FILE NUMBER
8- 50270

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING MAY 1, 2002 (MM/DD/YY) AND ENDING APRIL 30, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FERGHANA SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

420 LEXINGTON AVENUE
(No. and Street)

NEW YORK	NEW YORK	10170
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ROBERT C. RECH (212) 986-7900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FOX & JURAN
(Name – *if individual, state last, first, middle name*)

295 MADISON AVENUE	NEW YORK	NEW YORK	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED JUL 03 2003 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ROBERT C. RECH, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FERGHANA SECURITIES, INC., as of APRIL 30, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NO EXCEPTIONS

Signature

MANAGING DIRECTOR

Title

Notary Public

SALLY F. LEONARD
NOTARY PUBLIC, STATE OF NEW YORK
QUALIFIED IN DUTCHESS COUNTY
COMMISSION EXPIRES OCT 31, 20 05

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FERGHANA SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

APRIL 30, 2003

FOX & JURAN

CERTIFIED PUBLIC ACCOUNTANTS

295 MADISON AVENUE
NEW YORK, N.Y. 10017

TEL. 212-689-4871
FAX 212-689-4843

MARTIN MERMELSTEIN, C.P.A.
HOWARD CLAMPMAN, C.P.A.

MEMBERS

AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

NY STATE SOCIETY OF
CERTIFIED PUBLIC ACCOUNTANTS

To The Shareholder

Ferghana Securities, Inc.

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

We have audited the accompanying balance sheet of Ferghana Securities, Inc. as of April 30, 2003. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards generally accepted in the United States of America. Those standard require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Ferghana Securities, Inc. as of April 30, 2003 in conformity with accounting principles generally accepted in the United States of America.



New York, New York

June 11, 2003

FERGHANA SECURITIES, INC.

BALANCE SHEET

APRIL 30, 2003

ASSETS

CURRENT ASSETS:		
Cash	$ 18,372	
Receivable from parent	5,506	
TOTAL ASSETS		$ 23,878

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES:		
Income taxes	$ 1,910	
TOTAL CURRENT LIABILITIES		$ 1,910
STOCKHOLDER'S EQUITY:		
Common stock $1 par value; authorized 1,000 shares; 1 share issued and outstanding	$ 1	
Additional paid in capital	13,949	
Retained earnings	8,018	
TOTAL STOCKHOLDER'S EQUITY		21,968
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY		$ 23,878

See Notes to Financial Statements

FERGHANA SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

APRIL 30, 2003

---

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

THE COMPANY:

The Company, a wholly owned subsidiary of Ferghana Partners Inc., was formed in Delaware on April 22, 1997 and in February 1998, was approved for registration and membership in the National Association of Securities Dealers, Inc. (NASD) as a broker-dealer. The Company may act as a placement agent on a "best effort basis" for registered or unregistered securities, solely for issuer(s) and other broker dealers.

METHOD OF ACCOUNTING:

The company recognizes assets, liabilities, revenues and expenses on the accrual method of accounting for financial statement presentation.

CASH AND CASH EQUIVALENTS:

For purposes of reporting cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

FIXED ASSETS:

Fixed assets are recorded at cost and are being depreciated using accelerated methods over their estimated economic useful lives.

INCOME TAXES:

The Company and its parent file separate Federal, State and Local income tax returns.

2. RELATED PARTY TRANSACTIONS

The Company has an agreement with its parent, Ferghana Partners Inc., to pay 99% of any revenues received in consideration of the support being provided. Management fee expense was $644,119.

3. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities & Exchange Commission Uniform Net Capital Rule 15c3-1 which requires maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At April 30, 2003 the Company had net capital and aggregate indebtedness of $16,462 and $ 1,910 respectively. The net capital ratio was .12 to 1 or 12% compared to a maximum allowable percentage of 1,500%. Net capital exceeded requirements by $11,462.

4. ANNUAL REPORT

Pursuant to the Securities & Exchange Commission Rule 17a-5, the Statement of Financial Condition is available for examination at the Company's principal place of business 420 Lexington Avenue, New York 10170 and at the regional office of the Commission Located at 233 Broadway, New York, N.Y. 10279.